Exhibit 19

CSA Global (UK) Ltd
2 Peel House, Barttelot Road
Horsham, West Sussex RH12 1DE
CONSENT OF QUALIFIED PERSON	United Kingdom
VIA SEDAR	T +44 1403 255 969
F +44 1403 240 896
December 16, 2010	E csauk@csaglobal.com
COMPANY REGISTRATION NO. 6506117

British Columbia Securities Commission	www.csaglobal.com
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of a Short Form Prospectus Dated December 16, 2010 (the “Prospectus”)
Pursuant to Section 4.2(vii) of National Instrument 44-101 — Short Form Prospectus Distributions, this letter is being filed as the consent of Malcolm Titley, AusIMM, Principal Consultant of CSA Global (UK) Ltd. to being named in the Prospectus and the documents incorporated by reference therein and to the inclusion of reference to, summary of, and certain excerpts of, the technical report titled “NI 43-101 Technical Report, The Mutanga Project, Located in the Southern Province, Republic of Zambia, dated March 19, 2009” (the “Technical Report”) in the Prospectus or any other document incorporated by reference therein.
I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the information in the Technical Report or, within my knowledge, as a result of the services I performed in connection with the Technical Report.
Yours very truly,
Sincerely,

/s/ Malcolm Titley
Malcolm Titley, AusIMM Member 106018